SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934*

                  SECURED INVESTMENT RESOURCES FUND, L.P. III
                                (Name of Issuer)

                             Limited Partner Units
                         (Title of Class of Securities)

      Scott M. Herpich, Lathrop & Gage L.C., 2345 Grand Blvd., Suite 2800,
                     Kansas City, MO 64108, (816) 292-2000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    5/31/99
            (Date of Event Which Requires Filing of This Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box.
______


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 7 pages)
--------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
        Bond Purchase, L.L.C.
        43-1727861

(2)     Check the Appropriate Box                      (a) ________________
        if a Member of a Group                         (b) ________________

(3)     SEC Use Only

(4)     Source of funds
        WC

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ______

(6)      Citizenship or Place of Organization
         Missouri

         Number of limited partner units          (7)   Sole Voting Power
         beneficially owned                             None
         by each reporting
         person with:                             (8)   Shared Voting Power
                                                        511

                                                  (9)   Sole Dispositive Power
                                                        None

                                                 (10)   Shared Dispositive Power
                                                        511

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
         511

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         ______________

(13)     Percent of Class Represented by Amount in  Row (11)
         5.3%

(14)     Type of Reporting Person
         PN


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

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
        David L. Johnson
        ###-##-####

(2)     Check the Appropriate Box                      (a) ___________________
        if a Member of a Group*                        (b) ___________________

(3)     SEC Use Only

(4)     Source of funds
        AF

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ______

(6)     Citizenship or Place of Organization
        United States

        Number of limited partner units          (7)    Sole Voting Power
           beneficially owned                           None
           by each reporting
           person with:                          (8)    Shared Voting Power
                                                        511

                                                 (9)    Sole Dispositive Power
                                                        None

                                                (10)    Shared Dispositive Power
                                                        511

(11)     Aggregate Amount Beneficially Owned By Each Reporting Person
         511

(12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         _____________

(13)     Percent of Class Represented by Amount in  Row (11)
         5.3%

(14)     Type of Reporting Person
         IN


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


Item 1.      Security and Issuer.

   This Schedule 13D relates to the limited partner units (the "Securities"), of Secured Investment Resources Fund, L.P. II, a Missouri limited partnership (the "Company"), whose principal executive offices are located at 1100 Main, Suite 2100, Kansas City, Missouri 64105.

Item 2.    Identity and Background.

   This report is filed by Bond Purchase, L.L.C. Inc. ("Bond Purchase") and David L. Johnson, CPA.

   Bond Purchase is a Missouri limited liability company with a principal office and business address of 1100 Main, Suite 2100, Kansas City, Missouri 64105, whose principal business is managing and investing in real estate limited partnerships.

   Mr. Johnson is a citizen of the United States whose business address is 1100 Main, Suite 2100, Kansas City, Missouri 64105. Mr. Johnson is a member of, and holds a majority of the interests in, Bond Purchase. In addition, Mr. Johnson is
(i) an officer, director and principal shareholder of MJS Associates, Inc., a Missouri corporation that is the sole shareholder of the Company's managing general partner, Nichols Resources, Ltd. ("Nichols"), (ii) an officer, director and principal shareholder of Maxus Properties, Inc., a Missouri corporation specializing in commercial property management and (iii) an officer, director and principal shareholder of KelCor, Inc., a Missouri corporation whose principal business is participating in the acquisition and ownership of commercial and multi-family residential real estate and acting as a general partner of several real estate limited Partnerships. Each of the above-referenced entities' principal office and business address is 1100 Main, Suite 2100, Kansas City, Missouri 64105. Mr. Johnson is also a licensed real estate broker in the State of Missouri.

   During the past five years, neither of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

   The total amount of funds used by the Reporting Persons to acquire the Securities reported in Item 5(c) was $16,400. The 82 units were acquired by Bond Purchase with the use of funds from its working capital directly from McDowell Foods, Inc..

Item 4.     Purpose of the Transaction.

   The purpose of the acquisition of the Securities was for investment purposes. The Reporting Persons believe that the value of the units will increase as a result of the appointment


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

of their affiliate Nichols as the successor managing general partner of the Company. Prior to the Reporting Persons' acquisition of Securities in excess of 5% of the Company's outstanding limited partner units, Nichols had filed a consent statement recommending that each limited partner of the Company consent to (i) the assignment of James R. Hoyt's and SIR Partners III, L.P.'s general partner interest to Nichols and (ii) the appointment of Nichols as successor managing general partner. On July 21, 1999, Nichols obtained the written consent of limited partners of Company holding a majority of the issued and outstanding units of limited partnership to such proposals. Prior to such consent statement, Nichols had reached a settlement agreement with the other general partners that allowed Nichols to act as the managing general partner of the Company. Nichols, pursuant to such settlement agreement, had appointed Maxus as the Company's management company.

Item 5.     Interest in the Securities of the Issuer.

   (a) The  aggregate  number and  percentage  of the  Securities  to which this
Schedule 13D relates is 511 limited partner units, representing 5.3% of the 9,685 outstanding units. Bond Purchase is the direct beneficial owner of these units.

   Because Mr. Johnson is the majority interest holder and a member of Bond Purchase, Mr. Johnson may be deemed to be a beneficial owner of the 511 units held by Bond Purchase.

   (b) Bond Purchase has the direct power to vote and direct the disposition of the units held by it. By virtue of his being the majority interest holder and a member of Bond Purchase, Mr. Johnson may be deemed to share the indirect power to vote and direct the disposition of the units held by Bond Purchase.

   (c) The only purchase of units of the Securities by the Reporting Persons during the last sixty days was Bond Purchase's acquisition of 511 units on May 31, 1999, for $200 per unit. Bond Purchase acquired the units directly from McDowell Foods, Inc.

   (d) No other person is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the Securities other than the Reporting Persons identified herein.

   (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

   Neither of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Securities, including, but not limited to, transfer or voting of any such Securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

   As indicated above, the Reporting Persons are affiliates of Nichols, who is the Company's managing general partner, and Maxus, who is the Company's management company.


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

Item 7.     Exhibits.

   99.1 Joint Filing Agreement

   SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOND PURCHASE, L.L.C., a Missouri limited liability company


By: /s/ David L. Johnson                               Date: September 9, 1999
Name: David L. Johnson
Title: Member


/s/ David L. Johnson                                   Date: September 9, 1999
David L. Johnson


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
                                  EXHIBIT INDEX


   99.1 Joint Filing Agreement



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